SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE
13d-2(a)

The Westaim Corporation

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

956909105

 (CUSIP Number)

Shawn Kimel
444 Adelaide West, Toronto, Ontario, M5V 1S7
(416) 365-2155

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2008

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 956909105	13D	Page 2 of 13

1	names of reporting persons THE K2 PRINCIPAL FUND, L.P.
2	check the appropriate box if a member of a group(A) (A) ☐ (B) ☐
3	sec use only
4	source of funds WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Ontario, Canada
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 15,412,584
	9	sole dispositive power 0
	10	shared dispositive power 15,412,584
11	aggregate amount beneficially owned by each reporting person 15,412,584
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 16.4%*
14	type of reporting person PN

*           Based on 94,135,535  shares of common stock of the Westaim Corporation reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

CUSIP: 956909105	13D	Page 3 of 13

1	names of reporting persons K2 GENPAR, INC.
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Ontario, Canada
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 15,412,584
	9	sole dispositive power 0
	10	shared dispositive power 15,412,584
11	aggregate amount beneficially owned by each reporting person 15,412,584
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 16.36%*
14	type of reporting person CO

*           Based on 94,135,535  shares of common stock of the Westaim Corporation reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

CUSIP: 956909105	13D	Page 4 of 13

1	names of reporting persons SHAWN KIMEL
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Ontario, Canada
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 15,412,584
	9	sole dispositive power 0
	10	shared dispositive power 15,412,584
11	aggregate amount beneficially owned by each reporting person 15,412,584
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 16.36%*
14	type of reporting person IN

*           Based on 94,135,535  shares of common stock of the Westaim Corporation reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

CUSIP: 956909105	13D	Page 5 of 13

1	names of reporting persons K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Ontario, Canada
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 15,412,584
	9	sole dispositive power 0
	10	shared dispositive power 15,412,584
11	aggregate amount beneficially owned by each reporting person 15,412,584
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 16.36%*
14	type of reporting person CO

*           Based on 94,135,535  shares of common stock of the Westaim Corporation reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

CUSIP: 956909105	13D	Page 6 of 13

1	names of reporting persons SHAWN KIMEL INVESTMENTS, INC.
2	check the appropriate box if a member of a group (A) ☐ (B) ☐
3	sec use only
4	source of funds OO
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Ontario, Canada
number of shares beneficially owned by each reporting person with	7	sole voting power 0
	8	shared voting power 15,412,584
	9	sole dispositive power 0
	10	shared dispositive power 15,412,584
11	aggregate amount beneficially owned by each reporting person 15,412,584
12	check box if the aggregate amount in row (11) excludes certain shares ☐
13	percent of class represented by amount in row (11) 16.36%*
14	type of reporting person CO

*           Based on 94,135,535  shares of common stock of the Westaim Corporation reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

CUSIP: 956909105	13D	Page 7 of 13

ITEM 1.	SECURITY AND ISSUER.

This statement on Schedule 13D relates to the shares of common stock (the “Common Stock”), of the Westaim Corporation, (the “Issuer” or “Company”), with its principal offices at 144 – 4th Avenue, S.W., Suite 1010 Calgary, Alberta T2P 3N4, Canada.

ITEM 2.	IDENTITY AND BACKGROUND.

(a), (b), (c) and (f)

The persons filing this statement are Shawn Kimel (“Kimel”), The K2 Principal Fund, L.P., an Ontario limited partnership (the “Fund”), K2 GenPar, Inc., an Ontario corporation (the “GP”) and wholly owned subsidiary of K2 & Associates Investment Management Inc., an Ontario corporation (“Management”) and majority-owned subsidiary of Shawn Kimel Investments, Inc., an Ontario corporation (“SKI,” and together with Kimel, the Fund, the GP, and Management, the “Reporting Persons”).

Mr. Kimel is president of each of Management, SKI, and the GP, and the GP is the general partner of the Fund.

The address of the principal business office of each of the Reporting Persons is 444 Adelaide West, Toronto, Ontario, M5V 1S7.

The names and business addresses of the directors and executive officers of each of the GP, Management, and SKI are set forth on Attachment I to this Schedule 13D and incorporated herein by reference. All persons named on Attachment I to this Schedule 13D are citizens of Canada.

(d) and (e)

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Since February 27, 2008, the Reporting Persons have acquired beneficial ownership of an additional 11,712,800 shares of Common Stock, net of any sales of shares of Common Stock. The source of cash funds for the 11,712,800 purchased shares of Common Stock was working capital of the Fund, and the amount of funds, net of the proceeds of any sales of shares of Common Stock, totaled approximately $2,700,000.00.

ITEM 4.	PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the voting shares for investment purposes.  Except as set forth below, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the following actions:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP: 956909105	13D	Page 8 of 13

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons (or representatives thereof) met with the Chairman of the Board of Directors of the Issuer on one occasion, and discussed (a) the possible need on the part of the Issuer to add more independent directors to its Board and (b) publicly available information regarding the Issuer and its business plan.

The Reporting Persons, as stockholders of the Issuer, will continue to evaluate the Issuer’s business, prospects and financial condition, the market for the Common Stock, monetary and stock market conditions, and other further developments, and will continue to participate in meetings or hold discussions with the Issuer’s management, other stockholders, and other persons, regarding the operations, assets, capital structure, or ownership of the Issuer.  Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) above.  The Reporting Persons may determine to acquire additional Common Stock through open market purchases or otherwise, sell Common Stock through the open market or otherwise, or otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Issuer.  Such transactions may take place at any time and without prior notice.  There can be no assurance, however, that any Reporting Person will take any such actions.  The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the transactions described in subparagraphs (a) through (j) above, or any other transaction which the Reporting Persons believe could enhance stockholder value.

It should be noted that, on October 21, 2008, the Issuer filed a Form 15F with the Securities and Exchange Commission, and has terminated its registration and reporting obligations under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)  As of the date hereof, the Fund beneficially owns 15,412,584 shares of Common Stock, representing approximately 16.4% of the Issuer’s outstanding shares of Common Stock. The Fund’s sole general partner is the GP, which is the wholly-owned subsidiary of Management, which is the majority-owned subsidiary of SKI, 100% of which is owned by Kimel, and therefore, each of the GP, Management, SKI, and Kimel may be deemed to beneficially own, in the aggregate, 15,412,584 shares of Common Stock, representing approximately 16.4% of the Issuer’s outstanding shares of Common Stock.  The percentage of the Issuer’s outstanding shares of Common Stock is based on based on 94,135,535  shares of common stock of the Issuer reported outstanding on the issuer’s Annual Report on Form 20-F for the fiscal year ended December 31, 2007.

(b)  Each of the Reporting Persons has shared voting and dispositive power over the shares described in (a) above.

CUSIP: 956909105	13D	Page 9 of 13

(c)  Transactions by the Reporting Persons effected in Common Stock that have taken place since sixty days prior to that date on which the Reporting Persons obtained ownership of at least 5% of the Common Stock are listed in Attachment II.

(d)  Not applicable.

(e)  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons and between the Reporting Persons and any other Person with respect to securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

10.1	Joint Filing Agreement By and Among Reporting Persons

CUSIP: 956909105	13D	Page 10 of 13

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2009

THE K2 PRINCIPAL FUND, L.P.

By: K2 GENPAR, INC.
Its: General Partner

/s/ Shawn Kimel
Shawn Kimel, President

K2 GENPAR, INC.

By:	/s/ Shawn Kimel
Shawn Kimel, President

K2 & ASSOCIATES INVESTMENT MANAGEMENT INC.

By:	/s/ Shawn Kimel
Shawn Kimel, President

SHAWN KIMEL INVESTMENTS, INC.

By:	/s/ Shawn Kimel
Shawn Kimel, President

/s/ Shawn Kimel
Shawn Kimel, in his individual capacity

CUSIP: 956909105	13D	Page 11 of 13

ATTACHMENT I

The name and business addresses of the directors and executive officers of K2 GenPar, Inc. are as follows:

DIRECTORS
Name	Business Address
Shawn Kimel	444 Adelaide West, Toronto, Ontario, M5V 1S7
Norman Kumar	444 Adelaide West, Toronto, Ontario, M5V 1S7

EXECUTIVE OFFICERS
Name	Business Address
Shawn Kimel	444 Adelaide West, Toronto, Ontario, M5V 1S7
Norman Kumar	444 Adelaide West, Toronto, Ontario, M5V 1S7

The name and business addresses of the directors and executive officers of K2 & Associates Investment Management Inc. are as follows:

DIRECTORS
Name	Business Address
Shawn Kimel	444 Adelaide West, Toronto, Ontario, M5V 1S7
Ron Kimel	444 Adelaide West, Toronto, Ontario, M5V 1S7
Warren Kumar	444 Adelaide West, Toronto, Ontario, M5V 1S7

EXECUTIVE OFFICERS
Name	Business Address
Shawn Kimel	444 Adelaide West, Toronto, Ontario, M5V 1S7
Ron Kimel	444 Adelaide West, Toronto, Ontario, M5V 1S7
Warren Kumar	444 Adelaide West, Toronto, Ontario, M5V 1S7

The name and business addresses of the directors and executive officers of Shawn Kimel Investments, Inc. are as follows:

DIRECTORS
Name	Business Address
Shawn Kimel	444 Adelaide West, Toronto, Ontario, M5V 1S7

EXECUTIVE OFFICERS
Name	Business Address
Shawn Kimel	444 Adelaide West, Toronto, Ontario, M5V 1S7

CUSIP: 956909105	13D	Page 12 of 13

Attachment II

Reporting Persons’ Transactions in Common Stock Since December 30, 2007

Open-market sales are indicated in italics. All other transactions were open-market purchases. For dates on which shares were purchased or sold at multiple per-share prices, weighted average price is given. The Fund agrees to provide, upon request by the Securities Exchange Commission, the Westaim Corporation, or a stockholder of the Westaim Corporation, full information regarding the number of shares purchased and sold at each separate price.  Per share prices exclude commissions.

Trade Date	# of Shares	Average Price/Per Share	Trade Date	# of Shares	Average Price/Per Share (CAD$)
1/7/2008	10,000	$0.3000	9/8/2008	-10,000	$0.2550
2/28/2008	2,000,000	$0.2400	9/19/2008	5,000	$0.2050
4/10/2008	1,000,000	$0.2300	9/22/2008	8,000	$0.2250
5/13/2008	285,000	$0.2441	9/23/2008	9,000	$0.2250
5/14/2008	10,000	$0.2500	9/29/2008	150,000	$0.2600
5/15/2008	10,000	$0.2500	9/30/2008	8,700	$0.2100
5/16/2008	1,500	$0.2500	10/1/2008	11,500	$0.2600
5/20/2008	173,000	$0.2494	10/6/2008	20,000	$0.2050
5/21/2008	206,000	$0.2462	10/17/2008	112,000	$0.1955
5/22/2008	334,500	$0.2445	10/20/2008	43,000	$0.2000
5/23/2008	28,000	$0.2400	10/22/2008	8,000	$0.2000
5/26/2008	128,500	$0.2436	10/23/2008	625,500	$0.1992
5/28/2008	10,000	$0.2450	10/24/2008	150,000	$0.1800
5/30/2008	5,500	$0.2600	10/30/2008	7,500	$0.1600
6/2/2008	6,500	$0.2500	11/5/2008	70,500	$0.1600
6/3/2008	15,000	$0.2500	11/6/2008	64,500	$0.1550
6/4/2008	92,500	$0.2500	11/19/2008	50,000	$0.1850
6/5/2008	40,000	$0.2500	11/20/2008	1,295,600	$0.1900
6/6/2008	26,500	$0.2500	11/25/2008	10,000	$0.1950
6/9/2008	30,000	$0.2500	11/27/2008	796,000	$0.2100
6/16/2008	67,000	$0.2500	12/2/2008	-65,000	$0.2412
6/19/2008	20,000	$0.2500	12/2/2008	153,500	$0.2235
6/27/2008	18,000	$0.2300	12/10/2008	2,000	$0.2450
7/15/2008	7,500	$0.2150	12/11/2008	178,500	$0.2538
7/22/2008	19,000	$0.2100	12/12/2008	172,000	$0.2529
7/25/2008	36,000	$0.2450	12/15/2008	378,000	$0.2524
7/28/2008	4,000	$0.2450	12/16/2008	235,000	$0.2497
7/29/2008	40,000	$0.2450	12/18/2008	207,800	$0.2500
8/7/2008	27,000	$0.2750	12/19/2008	19,500	$0.2500
8/29/2008	4,000	$0.2350	12/22/2008	209,700	$0.2550
9/3/2008	359,000	$0.2094	3/3/2009	2,355,000	$0.2401
9/4/2008	1,000	$0.2050